McGrath North Mullin & Kratz, PC LLO
                                Attorneys at Law
                        Suite 3700 First National Tower
                    1601 Dodge Street, Omaha, Nebraska 68102
                                  402-341-3070
                                Fax 402-341-0216




                                           February 16, 2005


VIA EDGAR

Barry Stem
Yong Choi
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20012


         Re:  ConAgra Foods, Inc. - Staff Comment Letter, February 7, 2005


Gentlemen:

         As discussed with Mr. Yong Choi today, ConAgra Foods anticipates providing responses to the above Staff comment letter during the first week of March 2005. Please call me if you have any questions.

                                             Sincerely,

                                              /s/ Guy Lawson


                                             Guy Lawson

GL:mlw